Filed by Annaly Capital Management, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Hatteras Financial Corp.

File No.: 001-34030

Annaly Capital Management, Inc. Declares Short Period Common Stock Dividend in Connection with Acquisition of Hatteras and Regular Third Quarter Preferred Stock Dividends

NEW YORK—(BUSINESS WIRE) — In accordance with the terms of the merger agreement by and between Annaly Capital Management, Inc. (NYSE:NLY)(“Annaly”), Ridgeback Merger Sub Corporation and Hatteras Financial Corp. (“Hatteras”), dated as of April 10, 2016 (the “Merger Agreement”), the Annaly Board of Directors has declared a common stock cash dividend for the period from July 1 through July 11, 2016.  The Annaly Board of Directors also declared its regular third quarter preferred stock dividends for its outstanding series of preferred stock as well as for the newly designated Annaly 7.625% Series E Cumulative Redeemable Preferred Stock (“Series E Preferred Stock”) to be issued upon the consummation of the merger between Annaly and Hatteras (the “Merger”) in exchange for each outstanding share of Hatteras 7.625% Series A Preferred Stock.

Short Period Common Stock Dividend in Connection with Annaly’s Acquisition of Hatteras

In accordance with the terms of the Merger Agreement, the Annaly Board of Directors has declared a common stock cash dividend of $0.03587 per common share for the period from July 1 through July 11, 2016. This dividend is payable July 14, 2016, to common shareholders of record as of 5:00 p.m. on July 11, 2016. The ex-dividend date is July 7, 2016.  The Annaly Board of Directors expects that any quarterly dividend it may declare for the third quarter of 2016 would be reduced by this amount.

Dividends may be reinvested through the Company’s Dividend Reinvestment and Share Purchase Plan. Plan information may be obtained from the Plan Administrator, Computershare at 1-800-301-5234, at www.annaly.com, or by contacting the Company.

Regular Third Quarter Preferred Stock Dividends

The Annaly Board of Directors also declared the following preferred stock dividends:

In accordance with the terms of Annaly’s 7.875% Series A Cumulative Redeemable Preferred Stock (“Series A Preferred Stock”) the Annaly Board of Directors has declared a Series A Preferred Stock cash dividend for the third quarter of 2016 of $0.492188 per share of Series A Preferred Stock. This dividend is payable on September 30, 2016, to Series A Preferred Stock shareholders of record as of September 1, 2016.

In accordance with the terms of Annaly’s 7.625% Series C Cumulative Redeemable Preferred Stock (“Series C Preferred Stock”), the Annaly Board of Directors has declared a Series C Preferred Stock cash dividend for the third quarter of 2016 of $0.476563 per share of Series C Preferred Stock. This dividend is payable on September 30, 2016 to Series C Preferred Stock shareholders of record as of September 1, 2016.

In accordance with the terms of Annaly’s 7.50% Series D Cumulative Redeemable Preferred Stock (“Series D Preferred Stock”), the Annaly Board of Directors has declared a Series D Preferred Stock cash dividend for the third quarter of 2016 of $0.46875 per share of Series D Preferred Stock. This dividend is payable on September 30, 2016 to Series D Preferred Stock shareholders of record as of September 1, 2016.

In addition, pursuant to the Merger Agreement, if the Merger is consummated, Annaly will exchange one share of newly designated Annaly Series E Preferred Stock for each outstanding share of Hatteras 7.625% Series A Preferred Stock.  The Annaly Board of Directors has declared a Series E Preferred Stock cash dividend for the third quarter of 2016 of $0.476563 per share of Series E Preferred Stock, subject to the consummation of the Merger and the issuance of the Series E Preferred Stock.  Subject to these conditions, this dividend is payable on September 30, 2016 to Series E Preferred Stock shareholders of record as of September 1, 2016.

General

Annaly’s principal business objectives are to generate net income for distribution to its shareholders from its investments and capital preservation. Annaly is a Maryland corporation that has elected to be taxed as a real estate investment trust (“REIT”).  Annaly is managed and advised by Annaly Management Company LLC.

Forward-Looking Statements

This news release and our public documents to which we refer contain or incorporate by reference certain forward-looking statements which are based on various assumptions (some of which are beyond our control) and may be identified by reference to a future period or periods or by the use of forward-looking terminology, such as “may,” “will,” “believe,” “expect,” “anticipate,” “continue,” or similar terms or variations on those terms or the negative of those terms. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to, changes in interest rates; changes in the yield curve; changes in prepayment rates; the availability of mortgage-backed securities and other securities for purchase; the availability of financing and, if available, the terms of any financings; changes in the market value of our assets; changes in business conditions and the general economy; our ability to grow our commercial business; our ability to grow our residential mortgage credit business; credit risks related to our investments in credit risk transfer securities, residential mortgage-backed securities and related residential mortgage credit assets, commercial real estate assets and corporate debt; our ability to consummate any contemplated investment opportunities; changes in government regulations affecting our business; our ability to maintain our qualification as a REIT for federal income tax purposes; our ability to maintain our exemption from registration under the Investment Company Act of 1940, as amended; and our ability to consummate the proposed acquisition of Hatteras Financial Corp. on a timely basis or at all, and potential business disruption following such acquisition. For a discussion of the risks and uncertainties which could cause actual results to differ from those contained in the forward-looking statements, see “Risk Factors” in our most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q. We do not undertake, and specifically disclaim any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements, except as required by law.

Additional Information and Where to Find It

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the exchange offer materials that Annaly and its merger subsidiary have filed with the Securities and Exchange Commission (“SEC”). Annaly and its merger subsidiary have filed a tender offer statement on Schedule TO, Annaly has filed a registration statement on Form S-4, and Hatteras has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT CONTAIN IMPORTANT INFORMATION. HATTERAS SHAREHOLDERS ARE URGED TO READ THESE DOCUMENTS (AS THEY MAY BE AMENDED FROM TIME TO TIME) CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF HATTERAS SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, are available to all holders of Hatteras common stock at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement are available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Annaly’s Investor Relations department at 1-888-8Annaly (1-888-816-6159).

Contacts

Annaly Capital Management, Inc.
Investor Relations
1-888-8Annaly
www.annaly.com